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August 23, 2005

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:  Smith Barney Diversified Futures Fund L.P. (the "Fund")
     Form 10-K for the fiscal year ended December 31, 2004
     Form 10-Q for the quarterly period ended March 31, 2005
     File No. 0-26132
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Ladies and Gentlemen:

On behalf of Citigroup Managed Futures LLC, the general partner of the Fund (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated August 1, 2005 to Daniel R. McAuliffe, Chief Financial Officer of the General Partner. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2004
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Investment in the Partnership, page F-12
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1.   We note that you have an investment in the CMF Winton Master Fund, L.P.
     ("Winton Master Fund") and that this investment makes the Smith Barney Diversified Futures Fund, L.P. a feeder fund. Please share your considerations with us with respect to your decision not to include the financial statements of the Winton Master Fund within your filing. We refer you to paragraph 5.33 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies. Please advise or amend your filing, as appropriate.

Form 10-Q for the Quarter Ended March 31, 2005
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2.   Please apply the comment issued toward Winton Master Fund to CMF Campbell
     Master Fund L.P.

     The General Partner does not believe that the Fund's investments in the Winton Master Fund and the CMF Campbell Master Fund L.P. (the "Campbell Master Fund" and, together with the Winton Master Fund, the "Master Funds"), in and of themselves, necessitate master-feeder accounting and disclosure. Paragraph 5.21 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies (the "Guide") states, "Master-feeder structures can be viewed as funds of funds, but usually only with one top-tier (portfolio) fund...." As indicated in the Fund's Statements of
     Financial Condition and corresponding Condensed Schedule of Investments, in addition to having an investment in the Winton Master Fund as of December 31, 2004, the Fund maintained its own trading portfolio. Moreover, as noted in the Staff's letter, as of March 31, 2005, the Fund held an investment in the Campbell Master Fund. The fact that the Fund holds multiple direct and indirect investments, the General Partner believes, makes the Fund more analogous to a fund of funds. Accounting treatment for a fund of funds is discussed in paragraphs 5.47 through 5.53 of the Guide. A "feeder" fund, from an accounting point of view, typically limits its investment activity to an investment in a single "master" fund.

     While the General Partner has not accounted for the investment in the Master Funds as a master-feeder structure, it has accounted for the investments in accordance with the AICPA's Statement of Position 03-4 as well as the U.S. Commodity Futures Trading Commission's (CFTC) January 24, 2005 letter to commodity pool operators entitled "CFTC Observations on Annual Reports for Commodity Pools." Section 1.D and Attachment B of the CFTC's letter describe fund of funds disclosure requirements. The General Partner addressed such disclosure requirements in Note 5 of the Fund's 2004 annual financial statements and in Note 4 of the Fund's March 31, 2005 quarter-end financial statements.

Conclusion
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For the reasons stated above, the General Partner does not believe that the
Fund's Form 10-K for the year ended December 31, 2004, or its Form 10-Q for the quarter ended March 31, 2005, require amendment.

                                     * * * *

Pursuant to your comment letter, on behalf of the General Partner and the Fund, we acknowledge that:

  * the adequacy and accuracy of the disclosure in its 2004 Form 10-K and its Form 10-Q for the quarter ended March 31, 2005 is the responsibility of the Fund;

  * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund's 2004 Form 10-K and its Form 10-Q for the quarter ended March
     31, 2005; and

  * the Fund represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,


/s/ Rita M. Molesworth
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Rita M. Molesworth

Enclosure

cc:  Steven Jacobs, Branch Chief
     Daniel R. McAuliffe
     Jennifer Magro
     Sean McKee
     Gabriel Acri